

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Ziv Elul
Chief Executive Officer
Israel Acquisitions Corp
12600 Hill Country Blvd
Building R, Suite 275
Bee Cave, TX 78738

   Re: Israel Acquisitions Corp
     Registration Statement on Form S-1
     Filed March 17, 2022
     File No. 333-263658

Dear Mr. Elul:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Steven A. Fishman, Esq.